Form ATS-N draft filing for ATS-6 (RPOOL)

Part Number	Item Number	Question	Answer
Cover	N/A	Does the NMS Stock ATS currently operate pursuant to a Form ATS	Yes.
Cover	N/A	Type of Filing	Initial Form ATS-N (first line)
Part I	Item 1	Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission	Yes.
Part I	Item 2	Full name of the registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD	Morgan Stanley & Co. LLC (MS&Co)
Part I	Item 3	Full name(s) of the NMS Stock ATS under which business is conduct, if different:	MS RPOOL ATS-6
Part I	Item 4	Provide the SEC file number and CRD number of the Broker-Dealer Operator:	a: SEC File No.: 8-15869 b: CRD No.: 8209
Part I	Item 5	Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:	a: National Securities Association: FINRA b: Effective Date of Membership: June 30, 1970 c: MPID of the NMS Stock ATS: MSRP
Part I	Item 6	Provide, if any, the website URL of the NMS Stock ATS	http://www.morganstanley.com/disclosures/morgan-stanley-dark-pools
Part I	Item 7	Provide the primary, and if any, secondary physical street address(es) of the NMS ATS	The matching system is located at the NY5 data center located at 800 Secaucus Road, Secaucus, NJ 07094.

Part Number	Item Number	Question	Answer
		matching system	The secondary/backup location for the matching system is located at 165 Halsey Street, Newark, NJ 07102.
Part I	Item 8	Attached as Exhibit 1 the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 9	Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.	Check the box for "Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing."
Part I	Item 10	For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part 1, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.	N/A
Part II	Item 1a	Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS? If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or	Yes. Any sales or trading business unit in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an ~~Business units of the Broker-Dealer Operator are permitted to enter~~ orders (as described in Part III, Item 7(a)) or conditional

Part Number	Item Number	Question	Answer
		client desk) and for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	indications (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) on behalf of registered broker-dealers on behalf of retail customers; or (iii) on behalf of eligible institutional customers of MS&Co and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers. Please see Part III, Item 2(b) for additional information regarding eligibility. The business units are listed below. The following bBusiness units of the Broker-Dealer Operator can enter orders and/or conditional indications in ATS-6, on an agency, principal and/or riskless principal capacity, subject to the eligibility requirements listed above. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product. - Core (Cash) Products (trading and market making related to domestic and international equities) - ETF (trading of domestic and international exchange traded funds and underlying equities) - Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures) - Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions) - Automated Marking Making (listed equity options market making and related hedging) - Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants) - Corporate Equity Products (handling of corporate repurchases) - Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion) - Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures) - Single Name Products (trading of listed and OTC

Part Number	Item Number	Question	Answer
			equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps) - Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk) - Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley) - Credit Corporates (trading of corporate bonds, CDS, credit indices, corporate loans, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to single name stocks, ETFs, equity options and equity futures) - Municipal Securities (trading of municipal securities, tender option bonds, variable rate demand notes, rate locks, MCDX, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to ETFs and equity futures) - Securitized Products Group (trading of ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, whole loans and other fixed income instruments; may use various equity products for hedging purposes including but not limited to, single name, ETFs, equity options and equity futures).
Part II	Item 1b	If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers? If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable	Yes.

Part Number	Item Number	Question	Answer
		to Part III, explain those differences here.	
Part II	Item 1c	Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specific thresholds of trading or quoting activity)? If yes, identify the business unit and respond in the request in Part III, Item 12 of this form.	No. N/A
Part II	Item 1d	Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator? If yes, respond to request in Part III, Item 16 of this form.	No. N/A
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal,	Yes. MS&Co has over 700 affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter an order (as described in Part III, Item 7(a)) or a conditional indication (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) as agent or riskless principal on behalf of retail customers; or (iii) as agent or riskless principal on behalf of eligible institutional customers of MS&Co and its affiliates, including institutional customers who are SEC

Part Number	Item Number	Question	Answer
		agency, riskless principal).	registered investment advisers, pension funds, endowments, and asset managers. Please see Part III, Item 2(b) for additional information regarding eligibility. Such orders (including any orders resulting from any conditional match with a conditional indication, as described in Part III, Item 9(a)) are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. During the prior quarter, the following affiliates have executed in ATS-6: - Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Uruguay Ltda. (foreign) - Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID.
Part II	Item 2b	If yes to Item 2(a), are there services that the NMS Stock ATS offers and provides to Affiliates required to be identified in Item 2(a) the same for all Subscribers? If no, explain any difference in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable	Yes. N/A

Part Number	Item Number	Question	Answer
		to Part III, explain those differences.	
Part II	Item 2c	Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.	No. N/A
Part II	Item 2d	Can orders or trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator? If yes, respond to the request in Part III, Item 16 of this form.	No. N/A
Part II	Item 3a	Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. A Subscriber can opt out of interacting with orders or conditional indications (in each case, of either the Broker-Dealer Operator or an affiliate) that are deemed principal by Morgan Stanley, as described in Part III, Items 7(a) and 9(a). (See Part III, Item 13 and 14 for additional information on the opt-out process). This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) by communicating the request to account coverage or on an order by order basis or conditional-indication basis (for orders or conditional indications identified by the Subscriber) via FIX tag.

Part Number	Item Number	Question	Answer
Part II	Item 3b	Can any Subscriber opt out of interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS? If yes, explain the opt-out process.	Yes. As indicated in Part II, Item 3(a) above, a Subscriber can opt out of interacting with orders or trading interest (either of the Broker-Dealer Operator or an affiliate) that are deemed principal by ATS-6, as described in Part III, Item 7(a). This opt-out can be configured on a Subscriber basis (for all of the Subscriber's order flow) or on an order by order basis (for orders identified by the Subscriber).
Part II	Item 3c	If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out process required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers? If no, identify and explain any differences.	Yes. N/A
Part II	Item 4a	Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest). If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	No.
Part II	Item 4b	If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading	No.

Part Number	Item Number	Question	Answer
		Center to access the NMS Stock ATS services.	
Part II	Item 5a	Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)? If yes, identify the products or services offered, provide a summary of the terms and conditions for use and list here the applicable Item number in Part II of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	Yes. As a full-service broker-dealer, MS&Co provides Subscribers and the Broker-Dealer Operator (Participants) with access to a number of products including algorithmic trading products, smart order routing technology, connectivity with third-party order entry systems via FIX, and Morgan Stanley proprietary order entry systems. Any of these products can be used to enter orders or conditional indications that can access ATS-6 directly or indirectly (such as via algorithmic trading products or smart order routing technology). (See Part III, Item 5). There are no specific terms and conditions for use of these products to access ATS-6.
Part II	Item 5b	If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part II	Item 5c	Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or	No.

Part Number	Item Number	Question	Answer
		both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS? If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	
Part II	Item 5d	If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	N/A
Part II	Item 6a	Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS? If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	Yes. The Broker-Dealer Operator does not run ATS-6 as a separate business, but rather operates it as one trading product or venue within the full service broker-dealer. There are no employees exclusively dedicated to ATS-6. MS&Co considers confidential trading information of ATS-6 to be (1) order-related information received by ATS-6; (2) execution-related information in ATS-6 (including identities of contra-

Part Number	Item Number	Question	Answer
			parties to an execution); (3) conditional indication related information received by ATS-6; (4) firm-up request related information transmitted by ATS-6; and (5) data and analytics related solely to the activity of ATS-6 (with the exception of information made publicly available pursuant to reporting rules and regulations). Listed below are the shared employees (which include employees and personnel such as consultants, temporary workers, and contingent workers of Morgan Stanley Services Group, Inc. (MSSG), an affiliated service entity that provides MS&Co and affiliates with certain inter-company services including, infrastructure group support, information processing, communications and occupancy, and equipment) that service both ATS-6 and MS&Co or an MS&Co affiliate and have access to confidential trading information of ATS-6, along with the basis for such access. - Information Technology and Operations employees: Various technology groups of MSSG and MS&Co are responsible for developing, monitoring, and testing and otherwise supporting various systems within MS&Co's trading infrastructure. Employees within these groups include developers, systems engineers, or network engineers for MS&Co systems, including ATS-6. They are responsible for reviewing and testing the coding, systems infrastructure, and network infrastructure that supports the MS&Co trading infrastructure including ATS-6 to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for ATS-6 as needed. Certain of these technology-related employees have access to the real-time production environment for ATS-6. As a result and in order to support the operation and infrastructure of ATS-6, these technology-

Part Number	Item Number	Question	Answer
			related employees are able to access databases containing order-related, conditional indication-related, firm-up related, and execution-related information and other confidential trading information of ATS-6. Similarly, certain Operations employees support the clearance and settlement of transactions effected through MS&Co including transactions effected on ATS-6. Those employees require access to confidential information of the Broker-Dealer Operator including confidential trading information of ATS-6, such as execution-related information and allocation information on order records, to assist in issues relating to clearance and settlement of such transactions. - Sales and Trading employees: Sales and trading employees, including account coverage, handle orders and conditional indications on behalf of clients. This could involve providing trading discretion to determine when and how to handle an order or conditional indication, including routing an order or conditional indication directly or indirectly to ATS-6 among other market centers. Account representatives assigned to clients whose orders or conditional indications may be entered in ATS-6 (among other market centers) have access, with respect to each applicable client, (i) to the order or conditional indication information prior to such information being entered into ATS-6, (ii) to the fact that such client's conditional indication or order received a firm-up request if applicable, and, (iii) as a result of servicing such client, to execution-related information, including the fact that such client's order or conditional indication was matched in ATS-6 with an order or conditional indication from another Participant in ATS-6. Such sales and trading employees have access to their client

Part Number	Item Number	Question	Answer
			information prior to entry and after execution in ATS-6. Account representatives have system entitlements only for the clients they cover and only have visibility into where an order was ultimately routed and/or executed, whether to/in ATS-6 or any other market center. - Risk Management personnel: MS&Co has employees that perform business unit risk management functions including market risk, non-market risk, credit risk, and technology risk with respect to the businesses of the Broker-Dealer Operator including ATS-6. In performing these functions, these employees have access to order, conditional indication, and execution information and other confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-6, such as order-related information, conditional indication and/or firm-up related information, execution-related information, and client or desk trading activity. - Supervisory and Oversight employees: Employees acting in a supervisory or oversight capacity (including employees performing reviews at the direction of such employees) have access to confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-6. Certain of these employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that ATS-6 operates as intended. They are also responsible for evaluating and reviewing Participant performance, assessing Participants and prospective Participants in connection with eligibility requirements (See Part III, Item 2(b)), reviewing market developments to adhere to regulatory obligations, and conducting analyses in

Part Number	Item Number	Question	Answer
			connection with the foregoing. In furtherance of these responsibilities, these employees have access to confidential trading information of ATS-6. - Legal, Compliance and other Guardianship functions: Employees in the Legal and Compliance Departments and others involved in complying with regulatory requirements support, with respect to such requirements, the businesses of MS&Co, including the business of ATS-6. These employees provide such support by, among other functions, responding to regulatory inquiries, conducting compliance and other reviews, performing internal audits of the trading infrastructure of the Broker-Dealer Operator (including the trading infrastructure supporting ATS-6), all with respect to activity within ATS-6. In the course of performing such functions and generally providing support to ATS-6, those employees have access, on an as-needed basis, to confidential trading information of ATS-6, such as order-related information, conditional-indication and/or firm-up related information, and execution-related information in ATS-6.
Part II	Item 6b	Does any entity, other than the Broker-Dealer Operator, support the service or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? If yes, both identify the service provider and provide a provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item here. If there are services or functionalities that are	Yes. As indicated in the response to Item 6(a), MS&Co has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide MS&Co with certain inter-company services including operations, technology, legal, compliance and other infrastructure group support. In addition, Equinix, Inc. operates the NY5 data

Part Number	Item Number	Question	Answer
		not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider.	center that hosts the servers that operate ATS-6 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Market Halsey Urban Renewal, LLC operates the data center at 165 Halsey Street, Newark, New Jersey that hosts the backup servers that operate ATS-6 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Neither Equinix nor Market Halsey Urban Renewal is authorized to access confidential trading information of ATS-6.
Part II	Item 6c	If yes to Item 6(b), does the service provider, or any of its Affiliates use the NMS Stock ATS services? If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	Yes. As MSSG is an affiliate of the Broker-Dealer Operator, affiliates of the Broker-Dealer Operator are also affiliates of MSSG. Thus, affiliates of the Broker-Dealer Operator that can enter orders or conditional indications in ATS-6 identified in response to Part II, Item 2 are also affiliates of the service provider MSSG for purposes of this Item 6(c).
Part II	Item 6d	If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers? If no, identify and explain any differences.	Yes.
Part II	Item 7a	Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are	MS&Co maintains restrictions (including permissioned access) and policies and procedures designed to safeguard the confidential trading information of ATS-6. Access to confidential trading information of ATS-6 is limited to the shared employees described in Part II, Item 6(a) (that is, information technology and operations employees; sales and trading employees; risk management employees; supervisory and oversight employees; and legal, compliance, and other with guardianship functions), to the systems

Part Number	Item Number	Question	Answer
		implemented and followed.	that support ATS-6, and smart order routing technology of MS&Co. A description of applicable safeguards and oversight procedures is provided below. - Systems with Access to Order and Execution-Related Information: The order and execution management systems used by the sales and trading employees (including account representatives) described in response to Part II, Item 6(a), can route orders and/or conditional indications to ATS-6, among other destinations. Similarly, smart order routing technology and algorithmic trading products of MS&Co can route orders and/or conditional indications to ATS-6 among other destinations. These systems receive information regarding where such orders were routed and/or executed, which could be ATS-6 or could be any other market center. These systems also receive firm-up requests which indicate that there is potential contra-side interest in ATS-6. In addition, the smart order routing technology of the Broker-Dealer Operator has access on a continuous basis about open orders and conditional indications residing in ATS-6. (See Part III, Item 9(a)). MS&Co maintains a database containing trading information of its NMS Stock ATSs. Authorized employees (generally, authorized information technology and operations employees and certain authorized sales and trading employees, as needed, all as described in Part II, Item 6(a)) have access to the database in order to run queries and generate reports of trading activity within ATS-6. Examples of such reports are volume reports, reports regarding firm-up rates, and order-to-fill ratio reports. - Use of System Entitlements: MS&Co assigns permissioned logins to access ATS-6 and other aspects of MS&Co's trading infrastructure. These permissioned logins

Part Number	Item Number	Question	Answer
			serve as controls to protect confidential trading information, including confidential trading information of ATS-6. Relevant supervisors must approve all employee access to ATS-6 as well as other MS&Co systems with access to order and execution information. Access privileges are aligned to business function and designated reviewers evaluate access based upon the employee's current role. Access is revoked when no longer required or upon an employee's termination. An employee that previously had access to confidential trading information of ATS-6 will no longer have access to such information upon revocation. Additionally, pursuant to written supervisory procedures governing access to MS&Co NMS Stock ATSs, a supervisor conducts a quarterly review of access and entitlements relating to ATS-6. This review is designed to confirm that those with access should continue to have access and also addresses whether any individual has transferred roles such that he or she should no longer require access. - Application of Global Cyber Security Program: Morgan Stanley's global cyber security program, including measures designed to detect and prevent unauthorized intrusions to Morgan Stanley systems, apply to MS&Co's trading infrastructure, including ATS-6. - Use of Information Barriers: MS&Co maintains information barriers to separate employees and systems with access to confidential trading information of its NMS Stock ATSs from those not permitted to access such information. These information barriers serve as controls to protect confidential trading information, including confidential trading information of ATS-6. Morgan Stanley maintains a network firewall and customer gateways that surround its

Part Number	Item Number	Question	Answer
			trading infrastructure, including ATS-6, for security purposes. Subscribers (excluding Subscribers affiliated with the Broker-Dealer Operator) connect from outside that firewall and those customer gateways. The firewall and customer gateways seek to protect access to confidential information of Morgan Stanley, including confidential trading information of ATS-6.

- Personal Trading Policy and Restrictions: MS&Co prohibits all employees, including those with access to confidential trading information of ATS-6, from trading based on non-public or other confidential information, which would include confidential information of clients and, more specifically, confidential trading information in ATS-6. Pursuant to the Morgan Stanley Global Employee Trading, Investing, and Outside Business Activities Policy and a supplement to that policy governing the Global Sales and Trading Divisions including the Institutional Equity Division of MS&Co, employees (unless an exception is granted) must effect personal transactions in Employee Securities Account maintained at Morgan Stanley. Further, the Morgan Stanley Global Employee Trading Policy requires employees to seek pre-approval for purchases and sales of securities (unless the Global Employee Trading Policy or applicable supplement provides an exemption for a specific type of security, such as an ETF). In addition, employees generally must hold securities purchased in their Employee Securities Accounts for a minimum of 30 calendar days (or obtain pre-approval for such sale prior to 30 calendar days under exceptional circumstances.) Employees are prohibited from effecting transactions that raise an actual or apparent conflict of interest with MS&Co or its clients or in securities on Morgan Stanley's |

Part Number	Item Number	Question	Answer
			Restricted List. Pursuant to applicable written policies and procedures, compliance and supervisory personnel, as applicable, review employee personal trading activity. Such reviews are designed to confirm compliance with MS&Co's policies regarding pre-approval, holding period, conflicts of interest (including trading based upon confidential trading information), and Restricted List compliance. - Morgan Stanley Code of Conduct: Morgan Stanley requires all employees to be bound by and observe its Code of Conduct, including provisions that address the handling of client information and impose a duty of confidentiality.
Part II	Item 7b	Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)? If yes, explain how and under what circumstances.	Yes. If a Subscriber requests and instructs the Broker-Dealer Operator to provide its confidential trading information to another Person that the Subscriber identifies (for example, to provide a third party clearing firm with a drop copy of that Subscriber's executions in ATS-6), MS&Co will comply with that request. A Subscriber can make such a request on a one-time basis, on a longer-term basis (i.e. as a default), or on a case-by-case basis. Any such request is made expressly at the Subscriber's instruction, communicated verbally to MS&Co account coverage or in writing.
Part II	Item 7c	If yes to Item 7(b), can a Subscriber withdraw consent to	Yes.

Part Number	Item Number	Question	Answer
		the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)? If yes, explain how and under what conditions.	As described in Item 7(b), MS&Co will provide confidential trading information of a Subscriber to another Person upon the Subscriber's request. The Subscriber can cancel that request at any time.
Part II	Item 7d	Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	The shared employees described in response to Part II, Item 6(a) are the only Persons who have access to confidential trading information of ATS-6. As described in Part II, Item 7(a), the smart order routing technology of the Broker-Dealer Operator has access on a continuous basis about open orders and conditional indications residing in ATS-6 and that information remains in ATS-6.
Part III	**Item 1**	**Types of Subscribers**	
Part III	Item 1	Select the type(s) of Subscribers that can use the NMS Stock ATS services:	*(applicable check boxes, from left to right):* Investment Companies Issuers Brokers Asset Managers Hedge Funds Banks **Other:** Affiliates of the Broker-Dealer Operator
Part III	**Item 2**	**Eligibility for ATS Services**	
Part III	Item 2a	Does the NMS Stock ATS require subscribers to be registered broker-dealers?	No.
Part III	Item 2b	Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services? If yes, list and provide a summary	Yes. Orders and conditional indications can be entered in ATS-6 by (i) registered broker-dealers on behalf of

Part Number	Item Number	Question	Answer
		of the conditions.	retail customers; (ii) eligible institutional customers of the Broker-Dealer Operator and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers; and (iii) the Broker-Dealer Operator and its affiliates acting as or on behalf of such retail brokers or institutional customers or acting as principal. Such Persons must meet the credit and counterparty risk and other onboarding standards applicable for clients of the Broker-Dealer Operator. The same process applies to a Person seeking to access ATS-6's services, subject to the listed eligibility criteria. Unaffiliated retail broker-dealer Subscribers must provide a written representation that the orders and/or conditional indications they enter in ATS-6 are for the account of retail customers. Institutional customers must be deemed eligible to enter orders and/or conditional indications in ATS-6 based upon the nature of their trading activity (or, for a new Institutional Customer, its anticipated trading activity). The Broker-Dealer Operator evaluates the nature of an Institutional customer's trading activity based upon the amount that and frequency with which the customer provides liquidity rather than takes liquidity and the status of the institutional customer - that is, whether it is a broker-dealer, registered investment adviser, pension fund, endowment, or asset manager. MS&Co and its affiliates are able to access ATS-6's services to act as or on behalf of either a retail broker-dealer or an institutional customer or to enter principal orders and/or conditional indications, as described in Part III, Item 7(a) and Item 9(a).
Part III	Item 2c	If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	No. The conditions to be satisfied, and any relevant differences, are described in response to Part III, Item 2(b). That is, unaffiliated registered broker-dealers may enter orders and conditional indications only on behalf of retail customers; the Broker-

Part Number	Item Number	Question	Answer
			Dealer Operator and affiliates may enter orders and conditional indications on behalf of retail customers, eligible institutional customers, or as principal; and institutional customers are subject to specific eligibility requirements.
Part III	Item 2d	Does the NMS Stock ATS require Subscribers to enter into a written agreement to use the ATS services?	No.
Part III	**Item 3**	**Exclusion from ATS Services**	
Part III	Item 3a	Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services? If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	Yes. The Broker-Dealer Operator can exclude any Subscriber that no longer meets the eligibility criteria described in response to Part III, Item 2(b). For example, an unaffiliated broker-dealer Subscriber would become ineligible if it no longer entered orders or conditional indications on behalf of retail customers. In addition, MS&Co may determine not to maintain a client relationship with a Subscriber for reputational, regulatory, credit, conduct, or other similar reasons, which would have the effect of excluding such Subscriber from the services of ATS-6. Examples of such reasons include a pattern of a Subscriber not responding timely to firm-up requests or a Subscriber under regulatory scrutiny based upon its conduct in the market generally. Thus, it is possible to exclude a Subscriber specifically from ATS-6 or more generally from services of the Broker-Dealer Operator, including based upon such Subscriber's activity in ATS-6.
Part III	Item 3b	If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers? If no, identify and explain any	Yes.

Part Number	Item Number	Question	Answer
		differences.	
Part III	**Item 4**	**Hours of Operation**	
Part III	Item 4a	Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.	ATS-6 operates on regular business days during normal trading hours (9:30 a.m. to 4:00 p.m. eastern time, unless delayed, shortened, or otherwise modified by an exchange), but does not trade an NMS stock until there is an execution for that NMS stock on the primary exchange. ATS-6 accepts orders beginning at 8:00 a.m. As an exception to this practice, the Broker-Dealer Operator may choose to operate ATS-6 during normal trading hours when the primary exchange is not operating if the Broker-Dealer Operator deems there to be sufficient liquidity in the marketplace in the applicable NMS stock. The Broker-Dealer Operator may suspend crossing in ATS-6 during market hours under anomalous conditions. Examples of such conditions include market data issues, technology issues, or reporting issues, all with respect to either the Broker-Dealer Operator or the market generally.
Part III	Item 4b	Are the hours of operation the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes. N/A
Part III	**Item 5**	**Means of Entry**	
Part III	Item 5a	Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)? If yes, explain the protocol that can be used to enter orders and trading interest.	Yes. Participants can enter orders or conditional indications via FIX directly into the trading infrastructure of the Broker-Dealer Operator and such orders or conditional indications are converted to an MS&Co proprietary binary protocol prior to being entered into ATS-6. Participants cannot enter

Part Number	Item Number	Question	Answer
			orders via binary. The standard version of FIX offered is FIX 4.2, although the Broker-Dealer Operator continues to support legacy FIX 4.0 and 4.1 sessions. Smart order routing technology (that is, the technology that makes decisions regarding where to route orders among various sources of internal and external liquidity, including ATS-6) and algorithmic trading products of the Broker-Dealer Operator, which are available for use by clients, traders, and sales traders, can enter orders or conditional indications into ATS-6 either via binary or FIX protocol. Orders or conditional indications entered via FIX protocol are converted to the same binary protocol referenced above.
Part III	Item 5b	If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. The FIX protocol available to the Broker-Dealer Operator and affiliates is more extensive than the FIX protocol offered to non-affiliate Subscribers. The FIX protocol offered to the Broker-Dealer Operator and affiliates has additional FIX tags relevant to the nature of this order flow (e.g., tags relating to affiliate status to address self-trading or restrict other interactions).
Part III	Item 5c	Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)? If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator either itself or through a third-party contracting with the Broker-Dealer Operator, or	Yes. Eligible Participants can enter orders and conditional indications in ATS-6 via a number of front-end order management systems (OMSs), including third-party OMSs, an OMS of the Broker-Dealer Operator available to internal sales traders and traders, and an OMS provided by the Broker-Dealer Operator to Subscribers. Participants can enter orders and conditional indications in ATS-6 (i) directly (as described in

Part Number	Item Number	Question	Answer
		through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through those means.	Part III, Item 5(a)); (ii) via smart order routing technology of the Broker-Dealer Operator that can enter orders or conditional indications into ATS-6 (including with an instruction to route any such order or conditional indication only to ATS-6); or (iii) via algorithmic trading products provided by the Broker-Dealer Operator that can enter orders or conditional indications directly into ATS-6 or via smart order routing technology, in each case provided that the order or conditional indication is for an eligible Participant as described in Part III, Item 2(b). Such technology or products may be customized by the Broker-Dealer Operator for a particular Subscriber based upon trading strategies contemplated by that Subscriber for routing to trading centers, one of which can be ATS-6.
Part III	Item 5d	If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator.	Yes.
Part III	**Item 6**	**Connectivity and Co-Location**	
Part III	Item 6a	Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)? If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g. fiber, copper) options offered.	Yes. The Broker-Dealer Operator permits Participants to cross-connect directly to a FIX gateway for the trading infrastructure, which includes ATS-6, from servers located in the same data center as ATS-6. Such cross connect is provided by Equinix, Inc., the operator of the data center (and, for backup purposes, by the operator of the backup data center for ATS-6). A Participant's connection from its servers in the data center to the FIX gateway for both the primary and backup location for ATS-6 can be via copper or fiber, and speed can range from 1 Gb to 10 Gb, with the 10 Gb connection having lower latency than the 1 Gb connection.

Part Number	Item Number	Question	Answer
Part III	Item 6b	If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscriber and the Broker-Dealer Operator? If no, identify and explain any differences.	No. The Broker-Dealer Operator and certain of its affiliates connect to ATS-6 from within the network firewall and customer gateways that surround its trading infrastructure, including ATS-6, for security purposes, and Subscribers (excluding the affiliated Subscribers referenced above) connect from outside that firewall and customer gateways. The Broker-Dealer Operator and those affiliates that connect from within the firewall and customer gateways will be able to access ATS-6 faster as a result of not having to cross the firewall and pass through the customer gateways.
Part III	Item 6c	Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS? If yes, explain the means to increase the speed of communication with the ATS and provide a summary of the terms and conditions for its use.	No.
Part III	Item 6d	If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 6e	Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g.	No.

Part Number	Item Number	Question	Answer
		speed bumps)? If yes, explain the methods to reduce the speed of communications with the ATS provide a summary of the terms and conditions for its use.	
Part III	Item 6f	If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator.	N/A
Part III	**Item 7**	**Order Types and Attributes**	
Part III	Item 7a	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g. post only	ATS-6 matches orders (as described below) at the midpoint of the best bid and best offer from markets that display protected quotations as defined in Regulation NMS (the best bid and offer) and accepts conditional indications (as described in Part III, Item 9(a)) that can be conditionally matched with other conditional indications and with orders that elect to interact with conditional indications and, following a firm-up period, can result in a midpoint match. Part III, Item 11(a) provides additional information regarding the operation of ATS-6, including priority rules, which may be helpful to review first for applicable background. ATS-6 accepts market and limit orders (including buy, sell, sell short, and sell short exempt limit orders). ATS-6 accepts Day orders and IOC orders (as Time in Force attributes). Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate an order sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders to satisfy a minimum fill quantity on a single order. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the

Part Number	Item Number	Question	Answer
		orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g. price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstance under which order types may be combined with another order type, modified, replaced, cancelled, rejected or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	unexecuted quantity and such quantity will remain in ATS-6 for execution. ATS-6 does not support post-only orders. ATS-6 does not route orders to other Trading Centers. Orders and conditional indications in ATS-6 that are eligible to participate at the midpoint of the best bid and offer are prioritized for matching based on type of interest (i.e., orders have priority over conditional indications), capacity, size, and time. As described in response to Part III, Item 9(a), orders that elect to interact with conditional indications and conditional indications that are the subject of a conditional match enter a firm-up period. Such orders and conditional indications can interact only with those conditional indications and orders during that firm-up period and during that period cannot interact with other orders and/or conditional indications in ATS-6 that are not subject to the conditional match. An order that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as an agency order. An order that ATS-6 receives from an affiliate trading for the affiliate's own account for the affiliate's client facilitation/market making activity (which the Broker-Dealer Operator handles as agent for its affiliate) yields priority to other agency orders (and is classified as an agency order for counterparty selection/opt-out purposes as described in Part II, Item 3). An order that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. An order could lose execution priority to a later

Part Number	Item Number	Question	Answer
			arriving order eligible to trade at the midpoint of the best bid and offer if the later arriving order ranks higher with respect to other priority factors such as size or capacity. Additionally, an order that elects to interact with conditional indications and is subject to a conditional match will not be eligible to match with other orders or conditional indications during the firm-up period, but will regain its prior priority with respect to any unexecuted quantity at the end of the firm-up period. An order receives a new time stamp when it enters ATS-6 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size.
Part III	Item 7b	Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 8**	**Order Sizes**	
Part III	Item 8a	Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum sizes for orders or trading interest.	Yes. The minimum size for orders and conditional indications in ATS-6 is a round lot, and ATS-6 rejects odd lot orders and odd lot conditional indications. ATS-6 will also cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed. ATS-6 will accept a mixed lot conditional indication and to the extent that such conditional indication results in a mixed lot order following a conditional match, such mixed lot order will be handled in accordance with the prior sentence. Although not required, a Participant can choose to provide a minimum fill quantity for an order or conditional indication, as described in Part III, Item 7(a) and Item 9(a). In addition, MS&Co has procedures reasonably designed to prevent the entry of orders that exceed pre-set credit or capital

Part Number	Item Number	Question	Answer
			thresholds and the entry of erroneous orders by rejecting orders that exceed appropriate size parameters on an order-by-order basis or over a short period of time, as required by Rule 15c3-5 under the Securities Exchange Act of 1934, as amended, commonly known as the Market Access Rule.
Part III	Item 8b	If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. Limits pursuant to the Market Access Rule are set with respect to each Participant in accordance with MS&Co's Market Access Rule policies and procedures.
Part III	Item 8c	Does the NMS stock accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g. odd lot treated the same as round lot).	No.
Part III	Item 8d	If yes to item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	N/A
Part III	Item 8e	Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g. mixed lot treated the same as round lot).	Yes. ATS-6 will accept a mixed lot order, but will cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed. ATS-6 will accept a mixed lot conditional indication and to the extent that such conditional indication results in a mixed lot order following a conditional match, such mixed lot order will be handled in accordance with

Part Number	Item Number	Question	Answer
			the prior sentence.
Part III	Item 8f	If yes to item 8(e), are the requirements and procedures required to be identified in Item 8(e) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 9**	**Conditional Orders and IOIs**	
Part III	Item 9a	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in the messages (e.g. price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request) the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g. submission to firm up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	Yes. Before reviewing the information below, it may be helpful to review the responses to Part III, Item 11(a) which provides information regarding the operation of ATS-6 and Part III, Item 7(a) which provides information regarding orders, including orders that may elect to interact with conditional indications as described below. In addition to accepting orders, ATS-6 also accepts conditional indications that represent a non-firm willingness to transact. Conditional indications (including buy, sell, sell short, and sell short exempt conditional indications) can be at the market or designated with a limit price. An order interacts with conditional indications in ATS-6 only if the Participant elects to have its orders interact with conditional indications. Conditional indications, by default (i) interact with other conditional indications and (ii) do not interact with orders. The priority rules for conditional indications are described in the response to Part III, Item 11(a). A conditional indication that is able, by its terms, to interact with one or more eligible contra-side orders and/or conditional indications will receive a firm-up request. Matches resulting from such interactions are called conditional matches.

Part Number	Item Number	Question	Answer
			Information about open orders and conditional indications residing in ATS-6 is made available to MS&Co's smart order routing technology on a continuous basis. Such information includes symbol, side, size, type of interest (that is, whether a conditional indication or an order, and whether market or limit), limit price (if applicable), Participant, type of Participant, and information about instructions relating to the conditional indication or order (e.g., minimum fill quantity instruction, election to interact with conditional indications, instruction not to interact with principal orders or conditional indications).

When there is a conditional match, ATS-6 will send a firm-up request to the Participant or system that sent the conditional indication generating the conditional match. Depending upon the source of the applicable conditional indication, such firm-up request may be sent to the Participant, to MS&Co's smart order routing technology, or to an MS&Co algorithm, as applicable. The firm-up request includes symbol, side, and a firm-up quantity.

When responding to a conditional indication sent to ATS-6 by MS&Co's smart order routing technology or algorithms, the firm-up quantity on the firm-up request represents the actual size of the conditional match, in order to efficiently manage messaging and queue position on other markets. When responding to a conditional indication sent directly to ATS-6 by a Participant, to minimize information leakage, the firm-up quantity on the firm-up request represents the quantity of such Participant's conditional indication.

In a conditional match, the conditional indication and the contra-side conditional indications and orders that are subject to the conditional match enter into a firm-up period. During a firm-up period, applicable conditional indications and contra-side conditional indications and orders can be matched in ATS-6 only against each other. For clarity, during the firm-up period, such conditional indications and orders cannot be matched with other orders or other |

Part Number	Item Number	Question	Answer
			conditional indications in ATS-6.
			A conditional match may occur between two conditional indications or between a conditional indication and an order that has elected to interact with conditional indications.
			If all Participants in a conditional match receiving a firm-up request respond with an executable order, ATS-6 will execute at the midpoint of the best bid and offer. The firm-up period currently is 500 milliseconds. The Broker-Dealer Operator monitors firm-up rates for Participants whose conditional indications receive firm-up requests. If a Participant engages in a pattern of not timely responding to firm-up requests, the Broker-Dealer Operator will take appropriate action, which could range from contacting the Participant to bring about a change in the Participant's behavior or designating the Participant as no longer eligible as a Participant for ATS-6.
			Orders that have elected to participate and that do participate in a conditional match but are not executed during the firm-up period will retain their original time priority at the end of the firm-up period and are eligible for matching with other contra-side orders and conditional indications in ATS-6. Conditional indications expire once they participate in a conditional match.
			A conditional indication that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as agency. A conditional indication that ATS-6 receives from an affiliate trading for the affiliate's own account and for the affiliate's client facilitation/market making activity yields priority to other agency conditional indications (and is classified as agency for counterparty selection/opt-out purposes as described in Part II, Item 3). A conditional indication that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed principal for priority and for counterparty

Part Number	Item Number	Question	Answer
			selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate a conditional indication sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders or conditional indications to satisfy a minimum fill quantity on a single conditional indication. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the unexecuted quantity and such quantity will remain in ATS-6 for execution.
Part III	Item 9b	If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	No. As indicated in the response to Item 9(a), when responding to a conditional indication sent to ATS-6 by MS&Co's smart order routing technology or algorithms, the firm-up quantity represents the actual size of the conditional match, in order to efficiently manage messaging and queue position on other markets. When responding to a conditional indication sent directly to ATS-6 by a Participant, to minimize information leakage, the firm-up quantity represents the quantity of such Participant's conditional indication.
Part III	**Item 10**	**Opening and Reopening**	
Part III	Item 10a	Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders	ATS-6 organizes buy day orders and conditional indications by priority then sell day orders and conditional indications by priority, after which

Part Number	Item Number	Question	Answer
		and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	orders may be matched and orders and conditional indications can be subject to a conditional match. For opening in a subject NMS stock, trading on ATS-6 begins once there is an execution in that NMS stock on its primary exchange. As an exception to this practice, the Broker-Dealer Operator may choose to operate ATS-6 during normal trading hours when the primary exchange is not operating if the Broker-Dealer Operator deems there to be sufficient liquidity in the marketplace in the applicable NMS stock. For re-opening, trading is triggered by the primary exchange providing notification of its trading status. For both opening and re-opening, the Broker-Dealer Operator may also (for example, in exceptional market conditions such as periods of volatility) issue an administrative command not to initiate trading on ATS-6.
Part III	Item 10b	Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 10c	Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	Unexecuted day orders and conditional indications remain in ATS-6 and are handled as described in the response to Item 10(a) both at the start of regular trading hours and following a stoppage of trading in a security during regular trading hours. For clarity, each unexecuted day order or conditional indication remains in ATS-6 during normal trading hours, is not cancelled upon a stoppage of trading, and will expire by its terms at the end of a trading day (or, in the case of a conditional indication, if it is not executed in a conditional match). ATS-6 does not support opening or re-opening order types or conditional indications.
Part III	Item 10d	Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock	Yes.

Part Number	Item Number	Question	Answer
		ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator? If no, identity and explain any differences?	
Part III	Item 10e	Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours? If yes, identify and explain the differences.	No.
Part III	**Item 11**	**Trading Services, Facilities and Rules**	
Part III	Item 11a	Provide a summary of the structure of the NMS Stock ATS marketplace (e.g. crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	ATS-6 is a real-time, continuous match dark pool that matches orders in NMS stocks from eligible ATS-6 Participants (as described in response to Part III, Item 2(b)). The Broker-Dealer Operator lists on the website provided in response to Part I, Item 6 and otherwise provides monthly notice of those NMS stocks not eligible to be matched in ATS-6. Generally, the NMS stocks not eligible for matching in ATS-6 are securities with a regulatory or practical limitation on matching, such as securities on Morgan Stanley's restricted list, securities for which Morgan Stanley is the issuer; securities for which ATS-6 is approaching the 5% volume threshold under Regulation ATS, or securities with anomalous characteristics. ATS-6 accepts orders, as described in response to Part III, Item 7(a), and conditional indications, as described in response to Part III, Item 9(a). ATS-6 operates a matching process as described in response to Part III, Item 7(a) and Part III, Item 9(a)). All executions in ATS-6 occur at the midpoint of the

Part Number	Item Number	Question	Answer
			best bid and offer.

Orders and conditional indications in ATS-6 that are eligible to participate at the midpoint of the best bid and offer are prioritized for matching based on type of interest (i.e., orders have priority over conditional indications), capacity, size, and time. Limit prices are used to determine eligibility to match at midpoint but do not play a role in determining priority. |
| Part III | Item 11b | Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences. | Yes. |
| Part III | Item 11c | Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales locked-cross markets, the handling of execution errors, and the time-stamping of orders and executions. | ATS-6 operates pursuant to the matching process described in response to Part III, Item 11(a), with interaction among orders and conditional indications subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the handling of conditional indications as described in response to Part III, Item 9(a). Orders and conditional indications are also subject to the Counter-Party Selection procedures described in response to Part III, Item 14(a) and Part II, Item 3. As described in those sections, the Broker-Dealer Operator permits (i) Participants to elect to have their orders interact with conditional indications (in the manner described in Part III, Item 9(a)) and (ii) Participants to opt out of interacting with orders and conditional indications deemed principal in ATS-6 by Morgan Stanley, as described in Part III, Item 7(a). For clarity, conditional indications cannot opt out of interacting with orders or with other conditional indications in ATS-6, other than as stated above.

ATS-6 accepts short sale and short sale exempt orders and conditional indications and the Broker-Dealer Operator handles such orders (including any orders resulting from a conditional indication following a firm-up request) pursuant to the policies |

Part Number	Item Number	Question	Answer
			and procedures adopted pursuant to Rule 201(b) of Regulation SHO. ATS-6 does not execute transactions in NMS stocks that are the subject of a locked or crossed market. An order or conditional indication that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order or conditional indication by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. In the event of an error of ATS-6 or of the Broker-Dealer Operator, the Broker-Dealer Operator will bust the trade or handle the liquidation or covering of the error position in a Morgan Stanley error account. An order or conditional indication receives a new time stamp when it enters ATS-6 and when any term of the order or conditional indication is subsequently amended by the party entering it, other than a decrease in quantity/size. Orders and conditional indications (and executions of both) are timestamped with millisecond granularity.
Part III	Item 11d	Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 12**	**Liquidity Providers**	
Part III	Item 12	Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest	No.

Part Number	Item Number	Question	Answer
		to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)? If yes, describe the arrangement, including the terms and conditions.	
Part III	**Item 13**	**Segmentation; Notice**	
Part III	Item 13a	Are orders and trading interest in the NMS Stock ATS segmented into categories, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)? If yes, explain the segmentation procedures, including (i) a description of how orders and trading interest are segmented; (ii) identify and describe any categories in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of a segmented category; and (v) how segmentation can affect order interaction.	Yes. ATS-6 accepts orders and conditional indications only from or on behalf of the categories of Participants described in response to Part III, Item 2(b), namely (i) registered broker-dealers on behalf of retail customers; (ii) eligible institutional customers of the Broker-Dealer Operator and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers; and (iii) the Broker-Dealer Operator and its affiliates acting on or on behalf of such retail brokers or institutional customers or acting as principal. Such categorization is used solely for determining eligibility for ATS-6, except that orders deemed principal orders have a lower priority and other Participants can opt out of interacting with principal order flow. As indicated in Part III, Item 2(b), institutional customers must be deemed eligible to enter orders and/or conditional indications in ATS-6 based upon the nature of their trading activity (or, for a new Institutional Customer, its anticipated trading activity). The Broker-Dealer Operator evaluates the nature of an Institutional customer's trading activity based upon the amount that and frequency with which the customer provides liquidity rather than takes liquidity. Such calculations are made on a monthly basis, but can be made intra-month if there is an extraordinary change in a Participant's activities during that month. In addition, as indicated above, a Participant can submit either an order (as described in Part III, Item

Part Number	Item Number	Question	Answer
			7(a)) or a conditional indication (as described in Part III, Item 9(a)). By default, orders that access ATS-6 do not interact with conditional indications and Participants must elect to have their orders interact with conditional indications. For clarity, conditional indications cannot opt out of interacting with orders or with other conditional indications in ATS-6.
Part III	Item 13b	If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	Item 13c	Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	Yes.
Part III	Item 13d	If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	Yes. The Broker-Dealer Operator communicates to its internal Participants (e.g., internal trading desks of the Broker-Dealer Operator) that their orders or conditional indications deemed as principal will be treated as principal. Additionally, the personnel identified in response to Part II, Item 7(d) have access, as needed, to participant categorization information. Categorization is reviewed and changes are made on a monthly basis.
Part III	Item 13e	If yes to Item 13(d), are the disclosures required to be identified in Item 13(d) the same for all Subscribers and the Broker-Dealer Operator.	Yes.

Part Number	Item Number	Question	Answer
		If no, identify and explain any differences.	
Part III	**Item 14**	**Counterparty Selection**	
Part III	Item 14a	Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g. designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)? If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	Yes. As described in response to Item 13(a), the Broker-Dealer Operator permits (i) Participants to elect to have their orders interact with conditional indications (in the manner described in Part III, Item 9(a)) and (ii) Participants to opt out of interacting with orders and conditional indications deemed principal in ATS-6, as described in Part III, Item 7(a). For clarity, conditional indications cannot opt out of interacting with orders or with other conditional indications in ATS-6, other than as stated above. In addition, orders or conditional indications may be designated (a) not to interact with certain orders or conditional indications to comply with regulatory requirements (such as requirements under ERISA for applicable accounts relating to principal and agency crosses); (b) not to cross with orders or conditional indications from the same Participant (where crossing may otherwise be permitted); and (c) to execute in an amount not less than a minimum quantity indicated as described in Part III, Item 7(a). Such designations can be made on an order-by-order basis (or a conditional indication basis) for orders or trading interest identified by the Participant or as a default setting for all of the orders or trading interest of that Participant set by the Broker-Dealer Operator at the Participant's request. Designations that a Participant makes on an order-by-order basis (or a conditional indication basis) are effective

Part Number	Item Number	Question	Answer
			immediately with respect to that order or conditional indication. Designations to change a default setting become effective once the requisite change can be made, which can vary in time.
Part III	Item 14b	If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 15**	**Display**	
Part III	Item 15a	Does the NMS Stock ATS operate as an Electronic Communications Network as defined in Rule 600(a)(23) of Regulation NMS?	No.
Part III	Item 15b	Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)? If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about the orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.	Yes. While ATS-6 does not display orders to any Person(s) for purposes of the display requirement of Rule 301(b)(3) of Regulation ATS, certain information in ATS-6 is "made known to" the Broker-Dealer Operator's smart order routing technology on a continuous basis. As described in Part III, Item 9(a), such information includes symbol, side, size, type of interest (that is, whether a conditional indication or an order, and whether market or limit), limit price (if applicable), Participant, type of Participant, and information about instructions relating to the conditional indication or order (e.g., minimum fill quantity instruction, election to interact with conditional indications, instruction not to interact with principal orders or conditional indications). Authorized personnel of the Broker-Dealer Operator that support the Broker-Dealer Operator's smart order routing technology have access to such information as necessary to support the operation of such

Part Number	Item Number	Question	Answer
			technology. In addition, a conditional indication that is the subject of a conditional match will receive a firm-up request. While again not a display for purposes of the display requirement of Rule 301(b)(3) of Regulation ATS, this firm-up request will "make known to" the recipient the fact that there is potential contra-side interest in ATS-6. The firm-up request is sent only to the Participant or system that sent the conditional indication generating the conditional match. Finally, when smart order routing technology of the Broker-Dealer Operator routes an order or a conditional indication to ATS-6, such smart order routing technology necessarily knows that such order or conditional indication was routed to ATS-6.
Part III	Item 15c	If yes to Item 15(b), are the display procedures required to be identified in Item 15(b) the same for all Subscribers and the Broker-Dealer Operator?	No. As indicated above, certain information is made known only to the Broker-Dealer Operator's smart order routing technology, as described in Part III, Item 9(a). Also, as described in Part III, Item 9(b), the firm-up quantity made known on a firm-up request will vary depending upon whether firm-up request is responding to a conditional indication sent directly to ATS-6 by a Participant or is responding to a conditional indication sent to ATS-6 by MS&Co's smart order routing technology or algorithms.
Part III	**Item 16**	**Routing**	
Part III	Item 16a	Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?	No.
Part III	Item 16b	If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?	N/A

Part Number	Item Number	Question	Answer
		If yes, describe the affirmative instructions and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g. at the discretion of the Broker-Dealer Operator).	
Part III	**Item 17**	**Closing**	
Part III	Item 17a	Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours? If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.	No.
Part III	Item 17b	Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?	Yes.
Part III	**Item 18**	**Trading Outside Regular Trading Hours**	
Part III	Item 18a	Does the NMS Stock ATS conduct trading outside of its regular trading hours?	No.
Part III	Item 18b	If yes to Item 18(a), are there any differences between trading outside of regular hours and trading during hours in the NMS Stock ATS? If yes, identify and explain the differences.	N/A
Part III	Item 18(c)	If yes to Item 18(a), is the treatment of orders and trading	N/A

Part Number	Item Number	Question	Answer
		interest outside of regular trading hours the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	
Part III	**Item 19**	**Fees**	
Part III	Item 19a	Identify and describe any fees or charges for use of the NMS Stock ATS services including the type of fee (e.g. subscription, connectivity), the structure of the fee (e.g., fixed, volume-based, transaction based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g. high and low).	The Broker-Dealer Operator does not operate ATS-6 as a stand-alone NMS Stock ATS and there is no standard fee schedule for ATS-6. There is no explicit transaction fee for executions in ATS-6.
Part III	Item 19b	Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	The Broker-Dealer Operator negotiates commission rates (and, where applicable, financing rates) with clients that cover all of the broker-dealer services provided to that client, which could include access to ATS-6. Such services may include high-touch trading services, low-touch trading services, financing services, and access to research. The negotiation process is the same even when the only service the client seeks to access is ATS-6. Commission rates range from zero cents per share to 5% of the value of the transaction in ATS-6, although commission amounts have exceeded such rates under very limited circumstances based on the nature of the transaction. In addition, certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such

Part Number	Item Number	Question	Answer
			client irrespective of the negotiated commission rate.
Part III	Item 19c	Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	As indicated in response to Item 19(a), certain clients may negotiate a commission rate under which the client agrees to pay the fees and receive the rebates of venues to which the client's orders were routed and that result from removing or providing liquidity on those venues. At times, the amount of rebates that a client receives may exceed the amount charged, which could result a net rebate to such client irrespective of the negotiated commission rate.
Part III	**Item 20**	**Suspension of Trading**	
Part III	Item 20a	Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in NMS stocks.	The Broker-Dealer Operator may suspend crossing in ATS-6, including crossing in any individual NMS stock, during market hours under anomalous conditions. ATS-6 will accept orders and conditional indications for NMS stocks that are halted and will resume crossing in such NMS stocks once such halt is lifted. During a halt, a Participant can cancel or modify an order or conditional indication. If the Broker-Dealer Operator suspends crossing in ATS-6, it may continue to accept orders and conditional indications in the affected NMS stock(s), based upon the circumstances giving rise to the suspension. Such decisions will be made on a case-by-case basis, in consultation with Legal, Compliance, and Business Unit Risk Management.

The Broker-Dealer Operator will endeavor to communicate to Participants through coverage personnel with respect to suspensions that are expected to have a material impact on such Participant(s). The nature and/or fact of such communication will vary based upon the nature and/or anticipated duration of the suspension or halt.

The Broker-Dealer Operator will reject orders and conditional indications for NMS stocks that have been suspended for purposes of the 5% volume threshold of Regulation ATS and for NMS stocks that are not eligible for trading pursuant to Morgan |

Part Number	Item Number	Question	Answer
			Stanley's restricted list.
Part III	Item 20b	Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 21**	**Trade Reporting**	
Part III	Item 21a	Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	All reportable transactions effected in ATS-6 are over-the-counter or OTC transactions that are trade-reportable pursuant to applicable trade reporting requirements. Transactions effected by ATS-6 are reported to the FINRA/Nasdaq (Carteret) trade reporting facility. The possible exception to this practice is that the Broker-Dealer Operator may choose instead to report a small number of transactions to the FINRA/NYSE trade reporting facility to maintain connectivity to the FINRA/NYSE trade reporting facility as a ready and viable backup. Where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies) and therefore are not trade reported.
Part III	Item 21b	Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	Yes.
Part III	**Item 22**	**Clearance and Settlement**	
Part III	Item 22a	Describe any procedures and material arrangements undertaken to facilitate the clearance and	MS&Co is a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). MS&Co clears and settles

Part Number	Item Number	Question	Answer
		settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).	securities transactions through established clearance and settlement protocols. If the transaction is with a client that custodies its assets at MS&Co, MS&Co will clear and settle the transaction in that client's account. If the transaction is with a client that clears and settles on a delivery-versus-payment/receive-versus-payment (DVP/RVP) basis through a third-party custodian, MS&Co will clear and settle the transaction with the third-party custodian on a DVP/RVP basis. If the transaction is with a broker-dealer, the transaction will clear through NSCC and settle through DTC on a broker-to-broker basis. If the match is between two internal business units or trading desks of MS&Co or between two internal business units or trading desks of an affiliate, there is no change of beneficial ownership and therefore no transaction to clear or settle. As indicated in Part III, Item 22(b) and Part III, Item 21(a), such matches are treated as journal entries. There are no procedures or material arrangements specific to ATS-6 (as compared to the procedures or arrangements generally of the Broker-Dealer Operator described above) to facilitate the clearance and settlement of transactions. The Broker-Dealer Operator is the counterparty to all trades effected in ATS-6. The Broker-Dealer Operator is a self-clearing broker and has not entered into any arrangements for clearance and settlement other than those arrangements customary for self-clearing brokers (e.g., DTC membership) and broker-to-broker settlement.
Part III	Item 22b	Are the procedures and material arrangements undertaken to facilitate clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	No.

Part Number	Item Number	Question	Answer
		If no, identify and explain any differences.	As indicated in the response to Part III, Item 22(a), settlement practices vary based upon whether a client custodies its assets at the Broker-Dealer Operator; whether the client settles on a DVP/RVP basis through a third party custodian; and whether the client is a broker-dealer. In addition, as indicated in the response to Part III, Item 21(a), where appropriate, matches between two internal business units or trading desks of the Broker-Dealer Operator or of an affiliate are treated as journal entries (internal movements of positions and monies), do not result in a change in beneficial ownership, and therefore are not trade reported. As indicated in Part III, Item 22(a), such journal entries do not require clearance and settlement.
Part III	**Item 23**	**Market Data**	
Part III	Item 23a	Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	ATS-6 uses direct exchange market data feeds to determine the best bid and offer from all markets that display protected quotations as defined in Regulation NMS. The best bid and offer is used, in turn, to determine the midpoint price for execution in ATS-6. ATS-6 uses SIP feeds for regulatory purposes (e.g., to determine whether a market is open or closed; whether a security is subject to a trading halt; and whether short sale restrictions are in effect) and for backup purposes. The Broker-Dealer Operator uses the SIP feed as a backup when there is an issue or the perception of an issue with a market's direct feed or with the Broker-Dealer Operator's ability to receive and process the data from such market's feed. The Broker-Dealer Operator makes such determination on a market-by-market basis.
Part III	Item 23b	Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences. | Yes. |

Part Number	Item Number	Question	Answer
Part III	**Item 24**	**Order Display and Execution Access**	
Part III	Item 24a	Has the NMS Stock ATS displayed Subscriber orders to any Person (other than NMS Stock ATS employees) and had an average daily share volume of 5% or more in that NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 24b	If yes to Item 24(a), is the NMS Stock ATS required to comply with Rule 301(b)(3)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock displayed during each of the last 6 calendar months; ii. Explain how the ATS displays such orders on a national securities exchange or through a national securities association; and iii. Explain how the ATS provides access to such orders displayed in the national market system equivalent to the access to other orders displayed on that national securities exchange or through a national securities association pursuant to Rule 301(b)(iii) of Regulation ATS.	N/A

Part Number	Item Number	Question	Answer
Part III	**Item 25**	**Fair Access**	
Part III	Item 25a	Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?	No.
Part III	Item 25b	If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS? If yes, i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.	N/A
Part III	**Item 26**	**Aggregate Platform Data**	
Part III	Item 26	Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS? If yes, i. Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and	No.

Part Number	Item Number	Question	Answer
		execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. [or certify that Exhibit 4 is available on website] ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics. [or certify that Exhibit 5 is available on website]	